Exhibit 99.1

MEDIA CONTACT: Lucy Bannon | (972) 419-6272 | lbannon@nexpointgroup.com

NexPoint Strategic Opportunities Fund Announces Tender Offer for up to 15 Million Common Shares in Exchange for $150 Million in Preferred Shares and Cash, Provides Update on Monthly Distribution and REIT Transition Process

Fund to Conduct “Modified Dutch Auction” Exchange Offer for up to 15 Million Common Shares in Exchange for Preferred Shares and Cash; Offer Price Between $10.00 and $12.00 per Share Represents a Premium of 20%-44% Over Current Market Price

Fund Declares Monthly Distribution, Announces Distribution Change in Conjunction with Exchange Offer

Fund Continues REIT Conversion Process, Anticipates Qualifying as a REIT in Q1 2021

DALLAS – October 15, 2020 – NexPoint Strategic Opportunities Fund (NYSE:NHF) (“NHF” or the “Fund”), a closed-end fund managed by NexPoint Advisors, L.P. (the “Adviser”), today announced its plan to conduct an issuer tender offer pursuant to Rule 13e-4 under the Securities Exchange Act of 1934 (the “Exchange Act”) for up to 15 million of its common shares (“Shares”), at a maximum aggregate purchase price of $150 million, in exchange for consideration consisting of approximately 80% preferred shares (“Preferred Shares”) and 20% cash (collectively, the “Exchange Offer”). The Preferred Shares are expected to be rated by a nationally recognized statistical rating organization and listed on the New York Stock Exchange (“NYSE”).1

The Fund’s Board of Trustees (the “Board”) authorized the Exchange Offer on October 13, 2020. The Exchange Offer is expected to commence the week of October 19, 2020, or as soon thereafter as practicable.

Information on the Exchange Offer and “Modified Dutch Auction” Procedure

The Fund will conduct the Exchange Offer through a procedure called a “Modified Dutch Auction.” For a common shareholder choosing to participate in the Exchange Offer, this procedure allows the shareholder to select a price, within a set price range, at which they are willing to sell their Shares. The proposed price range for the Exchange Offer is $10.00-$12.00 per Share. After all tendering shareholders indicate their respective sale prices, the Fund will pay the lowest price indicated that will permit the Fund to purchase as many Shares as possible, up to the maximum aggregate purchase price of $150 million.

For example, if the lowest price indicated is $10.00 per Share, the Fund will purchase 15 million Shares. Conversely, if the lowest price indicated is $12.00 per Share, the Fund will purchase 12.5 million Shares. The maximum aggregate purchase price for all Shares will be $150 million, regardless of the actual purchase price per Share.

NHF will purchase all Shares at the same purchase price, as required by Exchange Act rules; however, the Exchange Offer is conditioned on, among other things, shareholders validly tendering (and not properly withdrawing) Shares representing an aggregate purchase price of at least $75 million, regardless of the purchase price per Share, prior to the offering’s expiration date.2 The Exchange Offer will only be made to NHF’s current shareholders.

[1]	Shares may be listed on another national stock exchange.

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Exchange Offer’s Potential Benefits to Shareholders

Both the Adviser and the Board believe the Exchange Offer is in the best interest of all shareholders, for the following reasons:

(i)	It will allow a significant number of shareholders to exchange their Shares at a premium to the current market price.

The tender range is 20%-44% above the latest closing price of $8.36 per Share. Further, the proposed maximum aggregate purchase price of $150 million represents 27% of the Shares currently outstanding at the maximum purchase price of $12.00 per Share, and at the minimum purchase price of $10.00 per Share represents 33% of the Shares currently outstanding.3

(ii)	It has the potential to narrow the trading discount to NAV.

(iii)	It will significantly increase the NAV per Share of the Fund for Shares that remain outstanding after the completion of the Exchange Offer.

A fully subscribed offering will increase NAV per Share by approximately 11%-20% based on current NAV and the proposed auction range.

Use of Preferred Shares, Other Exchange Offer Details

While Modified Dutch Auction tender offers are typically satisfied in cash payment, the Preferred Share component of the Exchange Offer supports the REIT conversion process that is currently underway. The issuance of Preferred Shares will allow NHF to retain liquidity necessary to transition its assets to comply with REIT tax status and ultimately convert to a diversified REIT.

The Exchange Offer supersedes the repurchase program that was announced on April 24, 2020. Accordingly, no further repurchases will be made under the repurchase program.

Updates to Monthly Distribution

In addition to the Exchange Offer, the Fund announced today its regular monthly distribution on its common stock of $0.05 per Share. The distribution will be payable on October 31, 2020 to shareholders of record at the close of business October 26, 2020. The new monthly distribution of $0.05 per Share represents an indicated distribution rate of 3.5% based on the current NAV and an indicated distribution rate of 7.2% based on the market price.3

The Fund has reduced the monthly dividend to $0.05 per Share in connection with the Exchange Offer and in response to evolving market conditions for real estate sector assets. The Adviser views this adjustment as appropriate while NHF prepares to pay out both the cash portion of the Exchange Offer consideration and the dividends on the Preferred Shares issued as part of the Exchange Offer.

[2]	The Exchange Offer’s expiration date will be determined upon commencement of the offering.
[3]	Current NAV and latest closing Share price as of October 14, 2020.

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MEDIA CONTACT: Lucy Bannon | (972) 419-6272 | lbannon@nexpointgroup.com

Update on REIT Conversion Process

Earlier this year, shareholders approved the proposal to covert the Fund from a registered investment company to a diversified REIT. The Adviser, together with the Board, believes converting the Fund to a diversified REIT provides the best path to increase shareholder value over time. Shareholders likewise supported this path in voting to approve the conversion proposal.

The conversion to a diversified REIT is expected to provide a number of benefits to shareholders, including: the potential to provide investors with a superior risk adjusted return4 compared to equity, fixed income, and distressed debt markets through real estate investments over the next decade; the potential to reduce the Fund’s historic discount to NAV, as REITs have, on average, traded more favorably relative to NAV than closed-end funds; and the potential to provide greater liquidity for shareholders, among other benefits.

The Exchange Offer announced today further reflects the Adviser’s and Board’s commitment to delivering value to shareholders. It is part of a continued approach to narrow NHF’s discount while successfully transitioning the Fund’s assets to qualify as a REIT.

The Adviser anticipates that the Fund will achieve REIT tax status in the first quarter of 2021.

Additional Information on Exchange Offer

Once filed, additional information on the Exchange Offer will be available at www.sec.gov and will mailed to shareholders on or about October 26, 2020.

Any questions about the Exchange Offer or requests for assistance in tendering Shares can be directed to the Fund’s Information Agent, AST Fund Solutions, LLC. The Fund’s Information Agent can be reached toll-free at (800) 829-6554.

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About the NexPoint Strategic Opportunities Fund (NHF)

The NexPoint Strategic Opportunities Fund (NYSE:NHF) is a closed-end fund managed by NexPoint Advisors, L.P. that is in the process of converting to a diversified REIT. On August 28, 2020, shareholders approved the conversion proposal and amended the Fund’s fundamental investment policies and restrictions to permit the Fund to pursue its new business. The Fund is in the process of realigning its portfolio so that it is no longer an “investment company” under the Investment Company Act of 1940 (the “1940 Act”) and expects to apply to the Securities and Exchange Commission (the “SEC”) for an order under the 1940 Act declaring that the Fund has ceased to be an investment company (the “Deregistration Order”) in the first half of 2021.

For more information visit www. www.nexpointgroup.com/nexpoint-strategic-opportunities-fund/

[4]

Risk-adjusted return is a calculation of the potential profit from an investment that takes into account the degree of risk associated with such investment. One measure of risk-adjusted return is the Sharpe ratio, which is a measurement of return or profit per unit of risk. The Sharpe ratio measures the return or profit that exceeds the risk-free rate, per unit of risk as measured by the standard deviation. This is calculated by taking the return of the investment, subtracting the risk-free rate, and then dividing this by the investment’s standard deviation.

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MEDIA CONTACT: Lucy Bannon | (972) 419-6272 | lbannon@nexpointgroup.com

About NexPoint Advisors, L.P.

NexPoint Advisors, L.P. is an SEC-registered adviser on the NexPoint alternative investment platform. It serves as the adviser to a suite of funds and investment vehicles, including a closed-end fund, interval fund, business development company, and various real estate vehicles.

For more information visit www.nexpointgroup.com

Risks and Disclosures

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities of NHF. The solicitation and the offer to exchange common shares of NHF will be made pursuant to an offer to exchange and related materials that NHF intends to file with the SEC. At the time the exchange offer is commenced, NHF intends to file a Tender Offer Statement on Schedule TO containing an offer to exchange, forms of letters of transmittal and other documents relating to the exchange offer. NHF intends to mail these documents to the shareholders of NHF. These documents will contain important information about the exchange offer and shareholders of NHF are urged to read them carefully when they become available. Investors may obtain free copies of the Tender Offer Statement and other documents (when they become available) filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the Tender Offer Statement and other documents filed with the SEC may also be obtained after the commencement of the Exchange Offer by directing a request to: AST Fund Solutions, LLC, or by calling (800) 829-6554.

The Fund is relying on Section 3(a)(9) of the Securities Act of 1933 (the “Securities Act”) to exempt the Exchange Offer from the registration requirements of the Securities Act. Section 3(a)(9) provides that the registration requirements of the Securities Act will not apply to “any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.” The Fund has no contract, arrangement or understanding relating to, and will not, directly or indirectly, pay any commission or other remuneration to any broker, dealer, salesperson, agent or any other person for soliciting tenders in the Exchange Offer.

Investors should consider the Fund’s investment objectives, risks, charges, and expenses carefully before investing. This and other information can be found in the Fund’s prospectus, which may be obtained by calling (866) 351-4440 or by visiting www.nexpointgroup.com/nexpoint-strategic-opportunities-fund. Please read the prospectus carefully before you invest.

The distribution may include a return of capital. Please refer to the Source of Distribution on the NexPoint Advisors website for Section 19 notices that provide estimated amounts and sources of the fund’s distributions, which should not be relied upon for tax reporting purposes.

While NexPoint is committed to the REIT conversion, it is still contingent upon regulatory approval, and the ability to reconfigure NHF’s portfolio to attain REIT status and deregister as an investment company. The time required to reconfigure the Fund’s portfolio could be impacted by, among other things, the COVID-19 pandemic and related market volatility, determinations to preserve capital, the Fund’s ability to identify and execute on desirable investments, and applicable regulatory, lender and governance requirements. The conversion process could take up to 24 months; and there can be no assurance that conversion of NHF to REIT status will improve its performance or reduce the discount to NAV. Further, the SEC may determine not to grant the Fund’s request for the Deregistration Order, which would materially change the Fund’s plans for its business and investments.

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MEDIA CONTACT: Lucy Bannon | (972) 419-6272 | lbannon@nexpointgroup.com

In addition, these actions may adversely affect the Fund’s financial condition, yield on investment, results of operations, cash flow, per share trading price of the Shares and the Preferred Shares and ability to satisfy debt service obligations, if any, and to make cash distributions to shareholders. Whether the Fund remains a registered investment company or converts to a REIT, the Shares and the Preferred Shares, like an investment in any other public company, are subject to investment risk, including the possible loss of investment. For a discussion of certain other risks relating to the proposed conversion to a REIT, see “Risks Related to Our Conversion to a Diversified REIT” in the Tender Offer Statement.

Shares of closed-end investment companies frequently trade at a discount to net asset value. The price of the Fund’s shares is determined by a number of factors, several of which are beyond the control of the Fund. Therefore, the Fund cannot predict whether its shares will trade at, below or above net asset value. Past performance does not guarantee future results.

No assurance can be given that the Fund will achieve its investment objectives.

Closed-End Fund Risk. The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. No assurance can be given that a shareholder will be able to sell his or her shares on the NYSE when he or she chooses to do so, and no assurance can be given as to the price at which any such sale may be effected.

Credit Risk. Investments rated below investment grade are commonly referred to as high-yield, high risk or “junk debt.” They are regarded as predominantly speculative with respect to the issuing company’s continuing ability to meet principal and/or interest payments. Non-payment of scheduled interest and/or principal would result in a reduction of income to the Fund, a reduction in the value of the asset experiencing non-payment and a potential decrease in NAV of the Fund.

Interest Rate Risk. Interest rate risk is the risk that debt securities, and the Fund’s net assets, may decline in value because of changes in interest rates. Generally, fixed rate debt securities will decrease in value when interest rates rise and increase in value when interest rates decline.

Leverage Risk. The Fund uses leverage through borrowings from notes and a credit facility. The Fund may also use leverage through the issuances of preferred shares. The use of leverage magnifies both the favorable and unfavorable effects of price movements in the investments made by the Fund. Insofar as the Fund employs leverage in its investment operations, the Fund will be subject to substantial risks of loss.

Industry Concentration Risk. The Fund must invest at least 25% of the value of its total assets at the time of purchase in securities of issuers conducting their principal business activities in the real estate industry. The Fund may be subject to greater market fluctuations than a fund that does not concentrate its investments in a particular industry. Financial, economic, business, and other developments affecting issuers in the real estate industry will have a greater effect on the Fund, and if securities of the real estate industry fall out of favor, the Fund could underperform, or its NAV may be more volatile than, funds that have greater industry diversification.

Illiquidity of Investments Risk. The investments made by the Fund may be illiquid, and consequently the Fund may not be able to sell such investments at prices that reflect the Investment Adviser’s assessment of their value or the amount originally paid for such investments by the Fund.

Real Estate Risk. Real estate investments are subject to various risk factors. Generally, real estate investments could be adversely affected by a recession or general economic downturn where the properties are located. The full extent of the impact and effects of the recent outbreak of COVID-19 on the future financial performance of the Fund, and specifically, on its investments and tenants to properties held by its REIT subsidiaries, are uncertain at this time. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown.

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MEDIA CONTACT: Lucy Bannon | (972) 419-6272 | lbannon@nexpointgroup.com

The COVID-19 pandemic and governmental responses thereto have severely negatively affected the real estate industry in general. The imposition of “shelter-in-place” orders for certain businesses have led to a dramatic reduction in demand for office and retail space. As many businesses have been required to operate through remote working programs, their current need for office space has been significantly reduced. Other businesses, including restaurants, entertainment venues and retail businesses, have been prohibited from keeping their doors open to customers and required to limit services to takeout, delivery, and e-commerce. Such prohibitions have limited demand for retail space. Although a majority of states have announced plans to permit a phased re-opening of businesses in certain sectors, and the Fund expects that social distancing requirements may require such businesses to use more space in the near term to perform existing functions, public health concerns about large gatherings and use of public spaces and the impact of working remotely and on-line purchasing may lead to a reduction in corporate and retail space requirements in the long term, resulting in reduced construction and higher vacancy rates, as well as bankruptcies and insolvencies of clients and counterparties, higher foreclosure rates and declines in real estate values and transaction volumes.

Most market observers believe that the global economy is currently in the midst of a recession. During economic recessions, real estate values typically decline, sometimes significantly. Declining real estate values may increase the likelihood that borrowers will default on their debt service obligations and that lenders will incur losses as a result because the value of the collateral that secures such loans may then be less than the debt owed plus costs of recovery. In addition, some tenants have been, and may in the future be, required to suspend operations at properties owned by us or in which the Fund invests for extended periods of time. Tenants may request rent concessions and more tenants may request rent concessions or may not pay rent in the future. This could lead to increased rent delinquencies and/or defaults under leases, a lower demand for rentable space leading to increased concessions or lower occupancy, increased tenant improvement capital expenditures, or reduced rental rates to maintain occupancies.

Further, the Fund may be limited in its ability to access capital and, as a result, the Fund would have limited capital to invest. The long-term impact of the COVID-19 pandemic and its aftermath on financial markets is uncertain. To the extent that impact is sustained for an extended period, the Fund expects that it will be further challenged in accessing capital. As a result, the Fund’s ability to grow its business and investment portfolio may be limited for an indefinite period.

The Fund believes that the risks associated with its investments will increase during periods of economic slowdown or recession, especially if these periods are accompanied by declining real estate values. Consequently, the Fund’s investment strategy may be adversely affected by a prolonged economic downturn or recession related to the COVID-19 pandemic, which could adversely affect the Fund’s ability to pay dividends on the Shares or the Preferred Shares, the Fund’s ability to repay or refinance its existing indebtedness, and the price of the Shares and the Preferred Shares.

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MEDIA CONTACT: Lucy Bannon | (972) 419-6272 | lbannon@nexpointgroup.com

Media Contact

Lucy Bannon

lbannon@nexpointgroup.com

(972) 419-6272

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